CanAlaska Uranium Ltd.

Condensed Interim Consolidated Financial Statements

Third Quarter - January 31, 2014

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the condensed interim consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	January 31 2014 $000’s	April 30 2013 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	755	1,265
Trade and other receivables	59	58
Available-for-sale securities (note 5)	160	86
Total current assets	974	1,409

Non-current assets
Reclamation bonds	190	203
Property and equipment (note 6)	314	375
Mineral property interests (note 7)	938	1,238
Total assets	2,416	3,225

Liabilities
Current liabilities
Trade and other payables	157	195

Equity
Common shares (note 8)	73,205	73,205
Equity reserve (note 8)	10,807	10,682
Investment revaluation reserve	(70)	(1)
Deficit	(81,683)	(80,856)
	2,259	3,030
	2,416	3,255

Going Concern (note 2)
Commitments (note 11)
Subsequent Events (note 14)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	Three months ended January 31 2014	Three months ended January 31 2013	Nine months ended January 31 2014	Nine months ended January 31 2013
	($000's)	($000's)	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures net of reimbursements	15	92	131	602
Write-down on reclamation bonds	-	-	3	110
Mineral property write-offs	141	-	317	83
Net option payments	(25)	-	(265)	-
Equipment rental income	(11)	-	(11)	(3)
	120	92	175	792
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	110	144	297	713
Depreciation and amortization (note 6)	20	27	60	82
(Gain) loss on disposal of property and equipment	-	(8)	1	(10)
Foreign exchange gain	(1)	(1)	(1)	(1)
Insurance, licenses and filing fees	37	10	85	61
Interest income	(2)	(4)	(8)	(20)
Other corporate costs	10	13	28	48
Investor relations and presentations	9	7	12	37
Rent	7	37	18	107
Share-based payments (note 9)	105	-	125	39
Travel and accommodation	1	2	5	15
Impairment of available-for-sale securities (note 5)	12	-	36	-
Management fees	-	(4)	(6)	(40)
	308	223	652	1,031

Loss for the period	(428)	(315)	(827)	(1,823)

Other comprehensive loss
Unrealized loss on available-for-sale securities	86	15	69	99
Total comprehensive loss for the period	(514)	(330)	(896)	(1,922)

Basic and diluted loss per share ($ per share)	(0.02)	(0.01)	(0.04)	(0.08)

Basic and diluted weighted average common shares outstanding (000's)	22,068	22,058	22,066	22,058

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended January 31, 2014 and 2013

(Unaudited)

(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

			Equity Reserve $000’s
	Common Shares
	Shares 000’s	Amount $000’s
Balance-May 1, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share issuance costs	-	(5)	-	-	-	(5)
Share-based payments	-	-	39	-	-	39
Unrealized loss on available-for-sale securities	-	-	-	(99)	-	(99)
Loss for the period	-	-	-	-	(1,823)	(1,823)
Balance-January 31, 2013	22,058	73,205	10,545	(46)	(80,319)	3,385

Balance-May 1, 2013	22,058	73,205	10,682	(1)	(80,856)	3,030
Issued to acquire mineral property interest (note 8)	10	1	-	-	-	1
Share issuance costs	-	(1)	-	-	-	(1)
Share-based payments	-	-	125	-	-	125
Unrealized gain on available-for-sale securities	-	-	-	(69)	-	(69)
Loss for the period	-	-	-	-	(827)	(827)
Balance-January 31, 2014	22,068	73,205	10,807	(70)	(81,683)	2,259

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	Nine months ended January 31 2014	Nine months ended January 31 2013
	$000’s	$000’s
Cash flows from operating activities
Loss for the period	(827)	(1,823)
Items not affecting cash
Loss (gain) on disposal of property and equipment	1	(10)
Depreciation and amortization (note 6)	60	82
Mineral property write-offs	317	83
Write-down on reclamation bonds	3	110
Other	1	-
Impairment of available-for-sale securities (note 5)	36	-
Net option payments and receipts	(180)	-
Share-based payments (note 9)	125	39
	(464)	(1,519)
Change in non-cash operating working capital
(Increase) decrease in trade and other receivables	(1)	171
Decrease in trade and other payables	(37)	(1,647)
	(502)	(2,995)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)	(1)	(5)
	(1)	(5)
Cash flows from investing activities
Additions to mineral property interests	(17)	(20)
Acquisition of property and equipment	-	(2)
Proceeds from sale of property and equipment	-	17
Reclamation bond	10	-
Option payments received	-	75
	(7)	70

Decrease in cash and cash equivalents	(510)	(2,930)

Cash and cash equivalents - beginning of period (note 4)	1,265	4,394

Cash and cash equivalents - end of period (note 4)	755	1,464

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries for the past 8 years have been principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On December 30, 2013, the Company’s shares commenced trading on the TSX Venture Exchange under the symbol “CVV” and ceased trading on the Toronto Stock Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

At January 31, 2014, the Company had cash and cash equivalents of $0.8 million (April 30, 2013: $ 1.3 million) (note 4) and working capital of $0.8 million (April 30, 2013: $1.2 million). The Company has a deficit of $81.7 million at January 31, 2014 and incurred a loss of $0.8 million during the nine months ended January 31, 2014. Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

3	Basis of Consolidation and Presentation

a)	Statement of Compliance

These condensed interim consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). These condensed interim consolidated financial statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s April 30, 2013 consolidated annual financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 18, 2014.

b)	Basis consolidation and preparation

These condensed interim consolidated financial statements are presented in Canadian dollars. The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These condensed interim consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

  CanAlaska Resources Ltd. U.S.A., a Nevada company
  CanAlaska West McArthur Uranium Ltd., a B.C. company
  Golden Fern Resources Limited, a New Zealand company
  Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4	Cash and Cash Equivalents

	January 31, 2014 $000’s	April 30, 2013 $000’s
CKU Partnership funds	268	290
Option-in advances	99	116
Cash in bank and other short term deposits	388	859
Total	755	1,265

CKU Partnership funds are held by the Company for expenditure on the properties held by the CKULP.

Option-in advances are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with an original maturity of 90 days or less as follows:

	January 31, 2014 $000’s	April 30, 2013 $000’s
Cash	255	364
Cash equivalents	500	901
Total	755	1,265

5	Available-for-Sale Securities

	January 31, 2014		April 30, 2013
	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	20	20	42	42
Westcan Uranium Corp.	-	-	6	6
Mega Uranium Ltd.	3	7	6	6
Other available-for-sale securities	206	133	33	32
Total	229	160	87	86

The Company reviews the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company would recognize an impairment on available-for-sale securities. The Company recognized total impairment on available-for-sale securities of $11,919 for the three ended January 31, 2014 and $36,272 for the nine months ended January 31, 2014 (three months ended January 31, 2013: $nil; nine months ended January 31, 2013: $nil).

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

6	Property and Equipment

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2012	82	270	1,024	501	1,877
Additions	-	-	-	2	2
Disposals	(57)	-	(2)	(47)	(106)
At April 30, 2013	25	270	1,022	456	1,773
Disposals	-	-	-	(1)	(1)
At January 31, 2014	25	270	1,022	455	1,772

Accumulated Depreciation and Amortization
At May 1, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(4)	(20)	(61)	(23)	(108)
Disposals	54	-	2	27	83
At April 30, 2013	(17)	(125)	(880)	(376)	(1,398)
Depreciation and amortization	(2)	(15)	(32)	(11)	(60)
Disposals	-	-	-	-	-
At January 31, 2014	(19)	(140)	(912)	(387)	(1,458)

Carrying Value
At April 30, 2013	8	145	142	80	375
At January 31, 2014	6	130	110	68	314

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests

The Company holds approximately 732,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 16 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska, and British Columbia.

Details of acquisition costs and write-offs for the twelve and six months ended April 30, 2013 and January 31, 2014 are as follows:

Project ($000’s)	May 1, 2012	Additions/write-offs	April 31, 2013	Additions/write-offs	January 31, 2014
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River (c)	133	-	133	(57)	76
Cree West	48	(48)	-	-	-
Key Lake	24	-	24	-	24
NW Manitoba (d)	16	-	16	-	16
Poplar (e)	166	-	166	(10)	156
Black Lake	-	-	-	-	-
Helmer	107	-	107	-	107
Lake Athabasca (f)	118	-	118	(5)	113
Alberta	11	(11)	-	-	-
Hodgson (g)	109	-	109	(102)	7
Arnold	35	(35)	-	-	-
Collins Bay (h)	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell (i)	173	(37)	136	(136)	-
Ruttan	-	15	15	-	15
Patterson (j)	-	4	4	-	4
Other	53	-	53	-	53
New Zealand		-
Reefton, NZ (k)	24	-	24	-	24
Other
Other Projects, Various (l)	80	(6)	74	10	84
Total	1,356	(118)	1,238	(300)	938

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

	Total
Summary of option payments remaining due in the years ending April 30	Cash $000’s	Spend[1] $000’s	Shares
2014	-	-	10,000
2015	-	-	-
2016	-	600	30,000
Thereafter	-	3,000	80,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties. The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

	Total[2]
Summary of option payments receivable in the years ending April 30[1]	Cash $000’s	Spend[1] $000’s	Shares
2014	120	75	3,250,000
2015	25	3,500	3,000,000
2016	25	3,900	750,000
Thereafter	-	13,000	7,500,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.

2 Represents optionees' commitments to maintain certain interest in the Company's properties (see note 7(d) and note 7(i)).

a)	Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium would invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of January 31, 2014, the Korean Consortium has contributed $19.0 million (April 30, 2013: $19.0 million) and held a 50% interest (April 30, 2013: 50%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The total expenditures on the property for the nine months ended January 31, 2014 and 2013 was approximately $39,000 and $137,000 respectively.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7	Mineral Property Interests (continued)

b)	West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. The total expenditures on the property for the nine months ended January 31, 2014 and 2013 was approximately $12,000 and $193,000 respectively.

c)	Grease River, Saskatchewan

In the nine months ended January 31, 2014, the Company recognized an impairment on certain of its Grease River claims of approximately $57,000 as it did not renew its permits on these claims.

d)	NW Manitoba, Manitoba

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. The project covers 143,603 hectares along the Saskatchewan/Manitoba border. In January 2014, the option agreement was revised whereby MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a further cash payment of $35,000, issue 12 million common shares and issue 6 million common share purchase warrants.

e)	Poplar, Saskatchewan

In the nine months ended January 31, 2014, the Company recognized an impairment on certain of its Poplar claims of approximately $10,000 as it did not renew its permits on these claims.

f)	Lake Athabasca, Saskatchewan

In the nine months ended January 31, 2014, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $5,000 as it did not renew its permits on these claims.

g)	Hodgson, Saskatchewan

In the three months ended July 31, 2013, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property. In the three months ended January 31, 2014, the Company acquired three blocks of claims totalling 11,492 hectares west of the Cigar Lake mine for $6,895.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7	Athabasca Mineral Property Interests (continued)

h)	Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013 (note 8). As a result, in July 2013, the Company issued an aggregate of 20,000 common shares (post-consolidation) under the amended option agreement for the Collins Bay Extension project.

i)	Carswell, Saskatchewan

In the nine months ended January 31, 2014, the Company recognized an impairment on its Carswell claim of approximately $136,000 as it did not renew its permits on this property.

j)	Patterson – Saskatchewan

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016.

k)	Reefton – New Zealand

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

l)	Other Projects

BC Copper, British Columbia

BC Copper is comprised of approximately 7,000 hectares located in south central British Columbia. In March 2012, the Company optioned the claims to Tyrone Docherty. Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the company amended the agreement where a third party, Discovery Ventures Ltd and Docherty will earn 50% interest for the expenditure of $250,000 by July 1 2014. On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Venture Ltd. was terminated.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7	Athabasca Mineral Property Interests (continued)

Hanson, Saskatchewan

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17,272 hectares located in Saskatchewan for $10,374.

In January 2014, the Company entered into a purchase agreement for two claim blocks in the Hanson project to Copper Reef Mining Corp. ("Copper Reef") for aggregate purchase consideration of $50,000 in cash and the issuance of 1,000,000 common shares in the capital of Copper Reef and completion of $50,000 of exploration expenditures. The Company retains a 2% net smelter royalty in the agreement.

8	Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project (see note 7(h)).

9	Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2012	2,924	0.81
Granted	1,358	0.26
Expired	(661)	1.09
Forfeited	(23)	1.21
Outstanding – April 30, 2013	3,598	0.55
Granted	1,592	0.12
Expired	(490)	0.35
Forfeited	(740)	0.69
Outstanding – January 31, 2014	3,960	0.20

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9	Stock Options and Warrants (continued)

As at January 31, 2014, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	70	70	$0.25	2014
	1,011	1,011	$0.25 - $0.50	2015
	1,287	1,287	$0.25	2018
	1,592	1,592	$0.12	2019
Total	3,960	3,960

On September 26, 2013, the Company, after receipt of regulatory and shareholder approvals, repriced an aggregate of 1,502,500 previously granted stock options, from original exercise prices ranging from $0.42 to $1.00 per share, to a revised price of $0.25 per share. All other terms of the stock options remained unchanged. The incremental fair value of these repriced options were $19,834 and was recognized in the three months ended October 31, 2013.

For the three months ended January 31, 2014, total share-based compensation expense was $104,529 (January 31, 2013: $nil). For the nine months ended January 31, 2014, total share-based compensation expense was $124,363 (January 31, 2013: $38,513).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2012	1,311	1.83
Expired	(1,239)	1.90
Outstanding – April 30, 2013	72	0.55
Expired	(72)	0.55
Outstanding – January 31, 2014	-	-

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9	Stock Options and Warrants (continued)

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the period ended January 31, 2014:

	Warrants	Options
Weighted average fair value	-	$0.07
Forfeiture rate	-	15.4%
Risk-free interest rate	-	1.12% – 1.15%
Expected life	-	2.21 – 2.24 years
Expected volatility	-	113.4% - 118.2%
Expected dividend	-	0%

10	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the three and nine months ended January 31, 2014 and 2013 were as follows.

	Three months ended January 31		Nine months ended January 31
($000’s)	2014 $	2013 $	2014 $	2013 $
Employment benefits	74	65	221	324
Directors fees		19	-	80
Share-based compensation	100	-	118	35

The directors and key management were awarded the following share options under the employee share option plan during the nine months ended January 31, 2014:

Date of grant	Number of options	Exercise price	Expiry
November 5, 2013	1,103,750	$0.12	November 5, 2018
January 7, 2014	400,000	$0.12	January 7, 2019

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2014	37
2015	150
2016	133
Thereafter	7
Total	327

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

The Company has sub leased its Vancouver office space to reduce its operating costs. The Company is committed for the full office lease amount, not the net.

12	Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the nine month period ended January 31, 2014

(Unaudited)

(Expressed in Canadian dollars except where indicated)

13	Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interests.

January 31, 2014 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,412	6	24	1,442
Total Assets	2,376	6	34	2,416
Loss for the Period	803	2	22	827

April 30, 2013 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,786	6	24	1,816
Total Assets	3,185	6	34	3,225
Loss for the Year	2,342	9	9	2,360

14	Subsequent Event

On February 28, 2014, the option agreement with MPVC for the NW Manitoba project was amended. In consideration for amending the option agreement, MPVC paid a non-refundable cash deposit in the amount of $50,000 on March 14, 2014.